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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                       FORM 8-A


                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934


                                     UROCOR, INC.
                (Exact name of registrant as specified in its charter)


                 DELAWARE                                75-2117882
 (State of incorporation or organization)  (I.R.S. Employer Identification No.)



           800 RESEARCH PARKWAY
          OKLAHOMA CITY, OKLAHOMA                          73104
 (Address of principal executive offices)               (Zip Code)


          Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered

                                        NONE.

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box / /.

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box /x/.

     Securities Act registration statement file number to which this Form relates: Not Applicable

          Securities to be registered pursuant to Section 12(g) of the Act:

                         RIGHTS TO PURCHASE PREFERRED SHARES

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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On August 17, 1998, the Board of Directors of UroCor, Inc. (the "Company") declared a dividend of one Preferred Share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share (the "Common Shares"), of the Company and authorized the issuance of one Right for each Common Share which shall become outstanding between the Record Date and the earlier of the Distribution Date (as hereinafter defined) or the final expiration date of the Rights. The dividend is payable on August 27, 1998 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one share of Series I Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a price of $35.00 per one one-thousandth interest in a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

     Until the earlier to occur of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Shares and (ii) ten business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any Common Share certificate outstanding as of the Record Date, by such Common Share certificate. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares.

     Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference.

     Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on August 27, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

     The Purchase Price payable, and the number of interests in Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-thousandth interests in a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Preferred


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Shares or a stock dividend on the Preferred Shares payable in Preferred
Shares or subdivisions, consolidations or combinations of the Preferred Shares occurring, in any such case, prior to the Distribution Date.

     Interests in Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of a liquidation, the holders of the interests in Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 1,000 times the payment made per Common Share. Each Preferred Share will have 1,000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     In the event the Company is, in effect, acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a Right will thereafter generally have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be null and void for all purposes of the Rights Agreement and the holder thereof shall thereafter have no rights with respect to such Rights, whether under the Rights Agreement or otherwise), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. Under some circumstances, in lieu of Common Shares, other equity and debt securities, property, cash or combinations thereof, including combinations with Common Shares, may be issued upon payment of the exercise price if of equal value to the number of Common Shares for which the Right is exercisable.

     Under certain circumstances, after a Person has become an Acquiring Person, the Board of Directors of the Company may exchange the Rights (other than Rights that were or are beneficially owned by an Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company be evidenced by depositary receipts) will be issued, and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     At any time prior to the close of business on the tenth business day after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such (a "Shares Acquisition Date"), the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per right (the "Redemption Price"), which may be paid in cash or with Preferred Shares or other consideration deemed appropriate by the Board of Directors of the Company. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.


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     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights at any time to cure any ambiguity or to correct or supplement any defective or inconsistent provisions and may, prior to the Distribution Date, be amended to change or supplement any other provision in any manner which the Company may deem necessary or desirable. After the Distribution Date, the terms of the Rights may be amended only so long as such amendment shall not adversely affect the interests of the holders of the Rights (which may not be an Acquiring Person in whose hands Rights are void), other than to cure ambiguities or correct or supplement defective or inconsistent provisions.

     As of August 17, 1998, there were 10,419,768 Common Shares outstanding and an aggregate of 2,395,752 Common Shares reserved for issuance upon the exercise of options granted or to be granted under the Company's Second Amended and Restated 1992 Stock Option Plan, as amended, the Company's 1997 Non-Employee Director Stock Option Plan and the Company's 1997 Employee Stock Purchase Plan and upon the exercise of outstanding stock purchase warrants. The Company held no Common Shares in treasury as of August 17, 1998. Each outstanding Common Share on August 17, 1998 will entitle the holder thereof to receive one Right. In addition, the Company will issue one Right for each Common Share that becomes outstanding between the Record Date and the Distribution Date (or the earlier expiration, exchange or redemption of the Rights) so that all such shares will have attached Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to the close of business on the tenth business day after the Shares Acquisition Date, redeem all but not less than all the then outstanding Rights at the Redemption Price.

     A copy of the Rights Agreement has been filed as an exhibit to this Registration Statement. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.


ITEM 2.   EXHIBITS.

          1. Rights Agreement dated as of August 17, 1998, between UroCor, Inc. and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated August 17, 1998, filed with the Securities and Exchange Commission on August 21, 1998).

          2. Certificate of Designation, Powers, Preferences and Rights of Series I Preferred Stock dated August 17, 1998 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated August 17, 1998, filed with the Securities and Exchange Commission on August 21, 1998).

          3.   Form of Right Certificate (incorporated by reference to Exhibit
               4.3 to the Company's Current Report on Form 8-K dated August 17, 1998, filed with the Securities and Exchange Commission on August 21, 1998).


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          4.   Summary of Rights to Purchase Preferred Shares (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K dated August 17, 1998, filed with the Securities and Exchange Commission on August 21, 1998).


























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                                      SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                             UROCOR, INC.



                             By: /s/ Socrates H. Choumbakos
                                ----------------------------------------------
                                           Socrates H. Choumbakos
                                Senior Vice President, Corporate Planning and
                                          Development and Secretary


Dated: August 24, 1998










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